CUSIP No. 10782M104                     13D                    Page 1 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934



                                  BRIAZZ, INC.

                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    10782M104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Charles C. Matteson, Jr.
                               160 Rose Hill Road
                          Southport, Connecticut 06890
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 10, 2003
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             (Date of Event which Required Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.













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CUSIP No. 10782M104                     13D                    Page 2 of 6 Pages



--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS,
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
             (a) Spinnaker Investment Partners, L.P. 04-3740031
             (b) Charles C. Matteson, Jr. ###-##-####
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
             (a)
             (b)
--------------------------------------------------------------------------------
     3       SEC USE ONLY
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     4       SOURCE OF FUNDS
             (a) WC
             (b) PF
--------------------------------------------------------------------------------
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               |_|

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             (a) Delaware
             (b) United States
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                        7    SOLE VOTING POWER
      NUMBER OF              (a) 8,292,975
                             (b) 8,306,981
                      ----------------------------------------------------------
       SHARES           8    SHARED VOTING POWER
     BENEFICIALLY
                      ----------------------------------------------------------
      OWNED BY          9    SOLE DISPOSITIVE POWER
        EACH                 (a) 8,292,975
                             (b) 8,306,981
                      ----------------------------------------------------------
      REPORTING        10    SHARED DISPOSITIVE POWER
     PERSON WITH
                      ----------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             (a) 8,292,975
             (b) 8,306,981
--------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                              |_|
--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (a) 58.1%
             (b) 58.1%
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON
             (a) PN
             (b) IN
--------------------------------------------------------------------------------

CUSIP No. 10782M104                     13D                    Page 3 of 6 Pages



Item 1. Security and Issuer.

This 13D relates to the purchase by Spinnaker Investment Partners, L.P. ("Spinnaker") of series E preferred stock and a common stock purchase warrants of BRIAZZ, INC. (the "Corporation"). On April 10, 2003, Spinnaker completed the purchase of $550,000 in secured promissory notes, warrants, and series E preferred stock from the Corporation. In consideration for $550,000 in cash, Spinnaker acquired a $550,000 secured promissory note, a five-year warrant exercisable for 1,193,546 shares of the common stock of the Corporation at a price per share of $0.50, and 25 shares of series E preferred stock, which, upon shareholder approval or an exemption from Nasdaq from seeking such shareholder approval, will become convertible into approximately 8,292,975 shares (as described more fully below) of the common stock of the Corporation for an aggregate conversion price of $500,000. To the extent that the warrants are exercised, the number of shares of common stock issuable upon conversion of the series E preferred stock and the aggregate conversion price of the series E preferred stock will be proportionally reduced.

The $550,000 secured promissory note bears interest at 10% per year. Interest is payable monthly in arrears, in cash. The note matures, and all principal and accrued and unpaid interest becomes due, on March 6, 2004. The note may, however, become due prior to March 6, 2004 if the Corporation fails to meet financial covenants set forth in the note.

If the shareholders of the Corporation approve the conversion of the series E preferred stock, the series E preferred stock will be convertible at the option of the holder, for an aggregate conversion price of up to $500,000 for a period of five years. The number of shares of the Corporation's common stock into which the series E preferred stock may be converted and the conversion price per share of common stock will initially be fixed on the date that the series E preferred stock first becomes convertible. If the Corporation's shareholders approve the conversion of the series E preferred stock, then based upon the outstanding securities of the Corporation as of April 10, 2003, assuming that the Corporation does not issue, cancel or modify any of its securities prior to the date of shareholder approval and assuming that Spinnaker does not exercise its warrants prior to the date of shareholder approval, the series E preferred stock would initially be convertible into a total of approximately 8,292,975 shares of the Corporation common stock at a conversion price of approximately $0.06 per share of common stock. The exact number of shares of the Corporation's common stock that may be issued on conversion of the series E preferred stock and the exact conversion price of the series E preferred stock cannot be determined until the date the Corporation receives shareholder approval.

If the series E preferred stock becomes convertible, then so long as the secured promissory note issued to Spinnaker remains outstanding, the series E preferred stock will be entitled to vote, with certain exceptions, together with the common stock of the Corporation on an as-converted basis. If the conversion of the series E preferred stock is not approved by the shareholders of the Corporation, the series E preferred stock will not become convertible at the option of the holder and will not be entitled to vote on an as-converted basis. Any shares of series E preferred stock outstanding on the fifth anniversary of the initial issuance of the series E preferred stock will be automatically converted into shares of the common stock of the Corporation at a rate of 1/25th of a share of the common stock of the Corporation per share of series E preferred stock.

Subject to certain exceptions, if the Corporation issues any additional shares of its common stock or any securities convertible or exercisable for shares of its common stock at an effective price that is less than the conversion price of the series E preferred stock or exercise price of the warrants, the conversion or exercise price will be adjusted to equal the effective price at which the new securities were issued. Upon the series E preferred stock becoming convertible, the warrants will automatically terminate. Any exercise of the warrants prior to such time will reduce the aggregate conversion price and number of shares issuable upon conversion of the series E preferred stock.

The name of the issuer is BRIAZZ, INC. with its principal executive offices at 3901 7th Ave South, Suite 200 Seattle, WA 98108.

CUSIP No. 10782M104                     13D                    Page 4 of 6 Pages



Item 2. Identity and Background.

(a) Spinnaker Investment Partners, L.P. is a Delaware limited partnership primarily engaged in investing in mid-market consumer oriented companies. Spinnaker's principal executive offices are located at 56 John Street,
Southport, Connecticut 06890. Spinnaker is managed by Spinnaker Capital Partners, LLC, a Delaware limited liability company ("SCP"). SCP is a private equity fund investing in various equity and debt instruments in smaller middle market consumer oriented businesses within the franchise industry. One of our directors, Charles C. Matteson, Jr., is a general partner of SCP. SCP has its principal executive offices at 56 John Street, Southport, Connecticut 06890.

(b) Charles C. Matteson, Jr. is a general partner of SCP and a director of the Corporation. His business address is 160 Rose Hill Road, Southport, Connecticut 06890. Mr. Matteson is a citizen of the United States.

During the last five years, none of Spinnaker, SCP or Mr. Matteson has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.


Item 3. Source and Amount of Funds or Other Consideration.

In consideration for $550,000 in cash, Spinnaker acquired a $550,000 secured promissory note, a five-year warrant exercisable for 1,193,546 shares of the common stock of the Corporation at a price per share of $0.50, and 25 shares of series E preferred stock. As discussed in Item 1, to the extent that the warrants are exercised, the number of shares of common stock issuable upon conversion of the series E preferred stock and the aggregate conversion price of the series E preferred stock will be proportionally reduced.

All funds used in the acquisition of the above listed securities came from the general working capital of Spinnaker.


Item 4. Purpose of Transaction.

Spinnaker acquired the securities of the Corporation for investment purposes. As part of the transaction, Spinnaker was granted to right to appoint one member to the Board of Directors of the Corporation. Spinnaker has appointed Mr. Matteson to fulfill this role.

As disclosed in the Form 10-K for the Corporation for the year ended December 29, 2002, the Corporation has entered into a letter of intent to sell senior secured notes and warrants to purchase common stock (the "DB securities") to DB Advisors, LLC, an affiliate of Deutsche Bank, and other investors. Spinnaker has agreed to participate in the proposed financing with DB Advisors if the financing is substantially on the same terms as set forth in the letter of intent. If Spinnaker were to participate in the proposed financing with DB Advisors, its secured promissory notes, warrants and preferred stock would be cancelled as payment for the DB securities.


Item 5. Interest in Securities of the Issuer.

(a) As discussed in Item 1, Spinnaker acquired series E preferred stock and warrants convertible or exercisable into up to 8,292,975 shares of the common stock of the Corporation (subject to the limitations discussed in Item 1). Based on the 5,990,916 shares of common stock of the Corporation currently outstanding and assuming full conversion or exercise of the series E preferred stock and warrant, respectively, after such exercise or conversion Spinnaker would hold approximately 58.1% of the common stock of the Corporation.

(b) Mr. Matteson is the general partner of SCP and as such may be deemed to have beneficial ownership of the securities held by Spinnaker. If Mr. Matteson is deemed to be the beneficial owner of such securities, then he would own the same number and percentage of shares as described in Item 5(a). Mr. Matteson disclaims all beneficial ownership of such securities. In addition, Mr. Matteson holds 4,006 shares of the Corporation's common stock and options exercisable for 10,000 shares of common stock at a price per share of $1.26 for his own account.

CUSIP No. 10782M104                     13D                    Page 5 of 6 Pages




Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Item 4, to the knowledge of Spinnaker, SCP and Mr. Matteson, there are no existing contracts, arrangements, understandings or relationships with respect to the securities of the Corporation.


Item 7. Material to be Filed as Exhibits.

1. Joint Filing Agreement between Spinnaker Investment Partners, L.P. and Charles C. Matteson, Jr. dated April 24, 2003.



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CUSIP No.                              13D                    Page 6 of 6 Pages




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED as of April 24, 2003


                                            Spinnaker Investment Partners, LP




                                            /s/ Charles C. Matteson, Jr.
                                            ------------------------------------
                                                         Name
                                                 Authorized Signatory




                                            /s/ Charles C. Matteson, Jr.
                                            ------------------------------------
                                                   Charles C. Matteson, Jr.
                                                         (Title)

                                    Exhibit 1


                            AGREEMENT OF JOINT FILING
                                  BRIAZZ, INC.
                                  Common Stock


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of a Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

     IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this April 24, 2003.



                                       Spinnaker Investment Partners, L.P.

                                          By:    Spinnaker Capital Partners, LLC
                                          Title: General Partner

                                              By:  /s/ Charles C. Matteson, Jr.
                                                   ----------------------------
                                                   Charles C. Matteson, Jr.
                                                   Title: Authorized Signatory



                                          By:  /s/ Charles C. Matteson, Jr.
                                               --------------------------------
                                               Charles C. Matteson, Jr.